Exhibit 99.1

HeadHunter Group PLC Announces Changes to Major Shareholders and the Board of Directors

MOSCOW, Russia, January 11, 2023 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (“HeadHunter,” “we” or the “Company”) announces an update regarding the changes in ownership structure and related changes in the Board of Directors of the Company (the “Board”).

Highworld Investments Limited, an investment vehicle associated with Elbrus Capital (“Elbrus Capital”), has completed a sale of a 22,68% stake in HeadHunter to Kismet group (“Kismet”) (the “Transaction”).

“We are excited to welcome Kismet as our new shareholder and well assured that their significant expertise in capital markets and tech industry will bring extra value for HeadHunter and its shareholders. Our strategy remains intact, focused to deliver across all the major pillars of our growth pathway, such as market penetration, enhancement of monetization, and expansion into adjacent markets”, commented Mikhail Zhukov, Chief Executive Officer of HeadHunter.

“We are proud of HeadHunter’s performance over more than six years of our partnership and believe that there is still a huge value potential to unlock. As a long-term shareholder we are remaining fully committed to the Company and see HeadHunter’s new shareholder structure as a step forward to allow the Company to deliver on its growth strategy in the years to come”, commented Dmitri Krukov, Founding Partner at Elbrus Capital and Chairman of the Board of HeadHunter.

“We have a long-standing relationship with the sector and the Company. Over the last few years, we have witnessed outstanding results achieved by HeadHunter's team. The Company has demonstrated consistent profitable growth through the cycle. As a new shareholder, we are planning to fully support Company’s existing growth strategy and manage our investments in the Company separately from our other businesses, including classified assets”, commented Ivan Tavrin, the founder of Kismet.

Corporate Governance

On January 10, 2023, Highworld Investments Limited appointed Svetlana Ushakova and Sergey Arseniev to serve on the Board as non-executive directors, effective immediately. Svetlana Ushakova has also been appointed to serve as a member of the Nominating and Corporate Governance Committee.

Svetlana Ushakova has served as a managing partner at Kismet group, a Russian diversified investment holding group, since 2017. From 2012 to 2017, Mrs. Ushakova served as a deputy to the Chief Financial Officer at MegaFon. Between 2010 and 2012, she was a director for Capital Markets at UC Rusal. Prior to this, from 2004 to 2010, Mrs. Ushakova served as part of the senior Energy and Resources coverage investment banking team of ABN AMRO Bank. Prior to ABN Amro, she spent two years within a London coal desk at Noble group. Mrs. Ushakova holds a bachelor’s degree in Buisness and Finance from Oxford Brookes University and an MSC in Accounting and Finance from London School of Economics and Political Science.

Sergey Arseniev has served as an independent director and the Head of Strategy Committee TCS GROUP Holding PLC, an innovative provider of digital financial and lifestyle services, since September 2022.  From 2018 to 2021, Mr. Arseniev served as the Chief Investment Director at JSFC Sistema, where he oversaw equity capital markets activity and financial assets of the corporation. From 2000 to 2018, Mr. Arseniev worked at Goldman Sachs in various roles, including Co-Head of Russia and the CIS, Co-Head of Investment Banking, Head of Research for CEEMEA and as a TMT Analyst. Mr. Arseniev holds a bachelor’s degree in European Business Administration from the European Business School, London.

We expect no significant changes to our approach to corporate governance and functioning of the Board as a result of the announced changes to the Board. HeadHunter will continue to strive to comply with robust corporate governance practices and all requirements of the Nasdaq Stock Market, subject to available exemptions, providing equal representation of all shareholders’ rights.

About Kismet

Kismet is an investment holding founded in 2016 by Ivan Tavrin. Kismet specializes in investments in the technology, media and telecommunications (TMT) sector and has extensive experience in IPOs on international stock exchanges. Kismet was involved in investments in Cian and Ozon before they went public. Kismet’s portfolio includes one of the most visited classified Avito, the entertainment holding Media-One (which operates children’s TV channel Solntse (ex-Disney Channel), music TV channel Muz-TV and entertainment TV channel U), as well as companies in digital outdoor advertising, radio and telecommunications. Ivan Tavrin was the CEO of MegaFon between 2012 and 2016 and led the company’s IPO on the London Stock Exchange. Kismet is also the only company from Russia to successfully list three SPACs (special purpose acquisition companies) on the US Nasdaq exchange.

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance, our expectations regarding the impact of the Transaction and Board changes, our corporate governance practices, the potential of the online recruitment market, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.